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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)(1)


                        INRANGE TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  45769V 20 6
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                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 5 PAGES
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CUSIP NO. 45769V 20 6                 13G                      PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        SPX Corporation
        38-1016240
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  2     Check the Appropriate Box if a Member of a Group*    (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        DE
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    Number of
                           5       Sole Voting Power

      Shares                       75,633,333
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        75,633,333
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        75,633,333
--------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares*    [ ]
        (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        89.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        CO
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*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING


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CUSIP NO. 45769V 20 6                  13G                     PAGE 3 OF 5 PAGES
         -------------

ITEM 1.

(a)    Name of Issuer:                          Inrange Technologies Corporation
(b)    Address of Issuer's Principal
       Executive Offices:                       13000 Midlantic Drive
                                                Mt. Laurel, NJ 08054

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

           SPX Corporation
           700 Terrace Point Drive, P.O. Box 3301
           Muskegon, MI 49443-3301
           Citizenship:  U.S.A.

(d) Title of Class of Securities: Class B Common Stock, par value $0.01 per share.
(e)    CUSIP Number: 45769V 20 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.

       If this Statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4. OWNERSHIP

(a) As of December 31, 2000, SPX Corporation owned 75,633,333 shares of Class A Common Stock of the Issuer, which are convertible at SPX's option into 75,633,333 shares of Class B Common Stock of the Issuer.

(b) If fully converted into Class B Common Stock of the Issuer, the 75,633,333 shares of Class A Common Stock owned by SPX would represent 89.5% of all outstanding shares of Class B Common Stock.

(c)    (i)     SPX has sole power to vote or direct the vote of 75,633,333 shares of Class A Common Stock and, upon full conversion, would have the sole power to vote or direct the vote of 75,633,333 shares of Class B Common Stock.
       (ii)    SPX does not share power to vote or to direct the vote of any shares of Class B Common Stock.
       (iii)   SPX has sole power to dispose or direct the disposition of
               75,633,333 shares of Class A Common Stock and, upon full conversion, would have the sole power to dispose or direct the disposition of 75,633,333 shares of Class B Common Stock.


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CUSIP NO. 45769V 20 6                  13G                     PAGE 4 OF 5 PAGES
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       (iv)    SPX does not share power to dispose or to direct the disposition of any shares of Class B Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10.   CERTIFICATION

         Not Applicable.


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CUSIP NO. 45769V 20 6                  13G                     PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2001
                                        ----------------------------------------
                                        Date


                                        SPX Corporation

                                        By:      /s/ Christopher J. Kearney
                                           -------------------------------------
                                        Name:    Christopher J. Kearney
                                             -----------------------------------
                                        Title:   Vice President, Secretary and
                                               ---------------------------------
                                                 General Counsel
                                               ------------------